Exhibit 99.1

FORM OF
LETTER TO SHAREHOLDERS
SHARES OF CONTEXTLOGIC COMMON STOCK
ISSUABLE UPON EXERCISE OF SUBSCRIPTION RIGHTS
THE SUBSCRIPTION RIGHTS ARE EXERCISABLE UNTIL 5:00 P.M. IN NEW YORK CITY
ON       , 2026, SUBJECT TO EXTENSION OR EARLIER CANCELLATION.

         , 2026

Dear Stockholder:

Enclosed are the Prospectus dated         , 2026 and other materials relating to the rights offering by ContextLogic Holdings Inc. (the “Company”). Please carefully review the Prospectus, which describes how you can participate in the rights offering. You will be able to exercise your subscription rights to purchase additional shares of the Company’s common stock, par value $0.0001 per share (“ContextLogic common stock”) only during a limited period. You will find answers to some frequently asked questions about the rights offering beginning on page 4 of the Prospectus. You should also refer to the detailed Rights Offering Exercise Instructions included with this letter. The exercise of subscription rights is irrevocable.

SUMMARY OF THE TERMS OF THE RIGHTS OFFERING

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We are distributing to each holder of ContextLogic common stock on        , 2026 (the “Effective Date”), at no charge, one subscription right for each ContextLogic share of common stock owned. The subscription rights are evidenced by a non-transferable subscription rights certificate.

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The subscription rights are not separable from the ContextLogic common stock to which they are attached and prior to their exercise will only be transferable to the extent that the shares of ContextLogic common stock to which they are attached are transferred from and after the Effective Date. Subscription rights attach to the ContextLogic common stock in respect of which they are issued and will not be separately transferable.

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Each subscription right will entitle the holder to purchase 0.53486 shares of ContextLogic common stock at an exercise price of $8.00 per share., upon timely delivery of the required documents and payment of the full subscription amount.

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If a holder does not indicate the number of subscription rights being exercised, or does not forward full payment of the total exercise price payment for the number of subscription rights that the holder has indicated are being exercised, subject to the limitation by the transfer restrictions of the ContextLogic common stock, then the holder will be deemed to have exercised its subscription rights with respect to the lesser of the maximum number of subscription rights that may be exercised with the aggregate exercise price payment and the maximum number of subscription rights that may be exercised with the number of ContextLogic common stock certificates such holder delivered to the rights agent or book-entry transfers effected.

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Subject to the allocation described below and the limitations described in the Prospectus, each subscription right also grants its holder an over-subscription privilege to purchase additional shares of our common stock that are not purchased by other rights holders pursuant to their basic subscription rights. You are entitled to exercise your over-subscription privilege only if you exercise your basic subscription rights in full.

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We will not issue fractional shares. Fractional shares resulting from the exercise of the subscription rights will be eliminated by rounding down to the nearest whole share. Any excess subscription payments received will be returned, without interest, deduction or penalty, as soon as practicable after the expiration of the subscription period.

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If rights holders wish to exercise their subscription rights, they must do so prior to 5:00 p.m. in New York City, on   , 2026 (the “Expiration Time”), subject to extension or earlier cancellation. Any subscription rights not exercised prior to the Expiration Time will expire.

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During the period of the Rights Offering, i.e., following the Effective Date and until the Expiration Time (the “Rights Offering Period”), the subscription rights will remain attached to and trade along with the associated ContextLogic common stock.  Therefore, if a holder transfers shares of ContextLogic common stock during the period of the Rights Offering, the subscription rights associated with those shares of ContextLogic common stock will transfer along with the shares of ContextLogic common stock. subscription rights.

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In order to preserve certain of our tax benefits, the “Certificate of Incorporation” contains restrictions on transfers to prohibit any person entity or group from becoming a holder of 4.9% or greater of ContextLogic common stock, the increase in ownership of any existing stockholder who owns 4.9% or greater of ContextLogic common stock, or certain transfers by a stockholder holding 4.9% or more of outstanding shares of ContextLogic common stock. As a result, there are limitations on the exercise of the subscription rights as described in the Prospectus.

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Therefore, in order to comply with the transfer restriction mechanics of our Certificate of Incorporation and avoid an “ownership change” as a result of this Rights Offering: (1) by exercising subscription rights, each holder will represent to us that such holder was not an owner, directly or indirectly (as described in the Prospectus and the transfer restrictions), of 4.9% or more of outstanding shares of ContextLogic common stock, 1,316,928 shares based on shares of ContextLogic common stock outstanding as of January 15, 2026; (2) if such exercise would result in such holder owning, directly or indirectly more than 1,316,928 shares of ContextLogic common stock, such holder must notify the information agent at the email address undersigned; (3) if requested, each holder will provide us with additional information regarding the amount of ContextLogic common stock that the holder owns; (4) we may instruct the rights agent to hold any subscription payments separately pending our determination of any ownership issues; and (5) we will have the right to instruct the rights agent to refuse to honor such holder's exercise to the extent such an exercise of subscription rights might, in our sole and absolute discretion, result in such holder owning 4.9% or more of ContextLogic common stock. By exercising subscription rights in this Rights Offering, you agree that the transfer restriction mechanics in our Certificate of Incorporation are valid, binding and enforceable against you.

•	You are not required to exercise any or all of your subscription rights.

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If your shares are held in your name, a rights certificate is enclosed. If your shares are otherwise held in the name of your broker, dealer, custodian bank or other nominee, you must contact such nominee if you wish to participate in this rights offering.

Procedure for holders of record of ContextLogic common stock

If you are a holder of record and you hold your shares of ContextLogic common stock in book-entry form, you must provide the following to the rights agent at the address set forth below so they are received at or prior to the Expiration Time:

•	your properly completed and executed subscription rights exercise certificate with any required signature guarantees or other supplemental documentation;

•	your ContextLogic common stock that is “stapled” to such subscription rights; and

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your full exercise price payment for each share of ContextLogic common stock subscribed for based upon your subscription rights. If you use the mail, we recommend that you use insured, registered mail, with a return receipt requested. If you pay by an uncertified personal check, your subscription rights will not be deemed exercised until such uncertified check clears.

All of the above must be RECEIVED by the rights agent by the Expiration Time at the following address:

Equiniti Trust Company, LLC
Operations Center
Attn: Onbase  -  Reorganization Department
1110 Centre Pointe Curve, Suite # 101
Mendota Heights, MN 55120
Tel: (877) 248-6417 or (718) 921-8317

If your payment is being made by an uncertified personal check, you must allow significant additional time for your check to clear at or prior to the Expiration Time, and your subscription rights will not be deemed exercised until such uncertified check clears. The method of delivery of any documentation and/or payment to the rights agent is at your own risk. Overnight courier or hand delivery is recommended. If you choose to use regular mail, however, it is recommended that you use insured, registered mail, return receipt requested.

Procedure for holders of ContextLogic common stock through a broker, bank, or other nominee:

If you are a holder and you hold shares of ContextLogic common stock through DTC, you must arrange to have your broker, bank, or other nominee effect all required steps on your behalf by the requisite deadlines so that DTC may convey your subscription exercise to the rights agent at or prior to the Expiration Time.

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you must provide your instructions to your broker, bank, or other nominee (in the format requested by your nominee) to instruct DTC to transfer your shares of ContextLogic common stock and the subscription rights to be exercised to a suspense account at DTC on behalf of the rights agent, to be held in escrow for you until after the Expiration Time;

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you must also provide instructions to your broker, bank, or other nominee (in the format requested by your nominee) of the number of shares of ContextLogic common stock for which you wish to have your nominee exercise the associated subscription rights on your behalf at the exercise price;

•	you must make any necessary payment arrangements with your broker, bank, or other nominee;

•	you must follow any special instructions provided to you by your broker, bank, or other nominee (in the format requested by your nominee) with respect to the exercise of your subscription rights; and

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upon submission of your exercise of subscription rights, your shares of ContextLogic common stock will be held in a suspense account until after the Expiration Time, at which time your shares will be returned to your nominee on your behalf

DO NOT SEND ANY INSTRUCTIONS TO US OR THE RIGHTS AGENT. YOUR INSTRUCTIONS MUST BE PROVIDED TO YOUR BROKER, BANK, OR OTHER NOMINEE (IN THE FORMAT REQUESTED BY YOUR NOMINEE).

The rights agent will not deliver any certificates to, or make book-entry transfers on behalf of, any holder in California, or any other state where qualification is required, unless and until the offer and sale of the subscription rights and ContextLogic common stock have been qualified in that state.

The Company may choose to qualify its ContextLogic common stock in Arizona, rely on the limited offering exemption which requires a $500,000 cap, or rely on a self-executing exemption. The aggregate amount of ContextLogic common stock we are offering to Arizona residents pursuant to the Rights Offering is limited to $500,000, and we will not issue more than this amount of ContextLogic common stock to holders of subscription rights residing in Arizona upon exercise of their subscription rights. Therefore, unless we choose to qualify the offering in Arizona or can rely on a separate exemption for any subscription, if the rights agent receives exercise documentation that otherwise would require us to issue to Arizona residents more than $500,000 (or approximately 62,500 shares assuming an offering price of $8.00 per share) of ContextLogic common stock, we will issue to all such exercising holders their pro rata portion of such amount of ContextLogic common stock and return the excess payment amount, if any, to such stockholders, without interest, as soon as practicable after the Expiration Time.
If you do not exercise your subscription rights, your ownership interest in the Company may be diluted. Please see page 34 of the Prospectus for a discussion of risk factors.

If you have any questions regarding the rights offering, completing a rights certificate or submitting payment in the rights offering, please contact our information agent for the Rights Offering, D.F. King & Co. Inc.,at 28 Liberty Street, 53rd Floor, New York, NY 10005, Telephone (888) 542-7446 (Toll-Free), Email: logc@dfking.com.

Sincerely,
Mark Ward
President and Chief Executive Officer